FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

  COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby informs that, on May 20, 2016, it received a notice from The New York Stock Exchange (“NYSE”) indicating that, for the failure to timely file its annual report on Form 20-F for the year ended December 31, 2015 (“Form 20-F”), the Company is not in compliance with the NYSE’s continued listing requirements under Section 802.01E of the NYSE Listed Company Manual.

As previously disclosed by the Company with its Form 12b-25 filed with the Securities Exchange Commission (“SEC”) on May 3, 2016, in its Interim Financial Information (ITR) for the 1st quarter of 2016, furnished on May 11, 2016 on a Form 6-K, and in the notice made available to the Brazilian Securities Commission via electronic system on May 13, 2016, the Company did not file the Form 20-F by its original deadline because of the delay of the filing of the annual report on Form 20-F for the year ended December 31, 2015 of Cnova N.V. (“Cnova”) (as announced by Cnova on April 12, 2016), which contains information that will be required to finalize the Company’s Form 20-F. The filing of the Company’s Form 20-F is expected to occur promptly after Cnova files its Form 20-F, the timing of which is uncertain at this moment.

The NYSE informed the Company that, under the NYSE rules, the Company will have six months from May 17, 2016 to file the Form 20-F with the SEC in order to cure the noncompliance. The Company’s American Depositary Shares (representing preferred shares) continue to be listed on the NYSE under the symbol “CBD” but, beginning on May 24, 2016, the symbol will be assigned an “LF” indicator by the NYSE to signify the Company’s late filing status.

São Paulo, May 23, 2016.

Christophe José Hidalgo

Investor Relations Officer

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s expectation that it requires additional time to file the Form 20-F. Such forward-looking statements, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including, among other things, the discovery of additional information relevant to the Cnova internal review, the timing of the conclusions concerning matters relating to the Cnova internal review, the timing of information required for the Company to consolidate Cnova in its financial statements and the risk that the completion and filing of the Form 20-F will take longer than expected.

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 23, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.